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March 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey P. Riedler

Re:	Ritter Pharmaceuticals, Inc.
Registration Statement on Form S-4
Filed February 4, 2020
File No. 333-236235

Dear Ms. Sarmento and Ms. Murphy:

On behalf of our client, Ritter Pharmaceuticals, Inc. (“Ritter” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 28, 2020 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Amended Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-4

Questions and Answers about the Merger

Q: What is the Pre-Closing Qualigen Financing?, page 12

1.	Please file the financing commitment letter as an exhibit or tell us why you don’t believe it’s necessary.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the financing commitment letter and will also file (by amendment) an amendment to the financing commitment letter recently entered into as exhibits to the Amended Registration Statement.

Securities and Exchange Commission
March 13, 2020

Risks Related to Qualigen

Qualigen relies on its distribution partner Sekisui, page 54

2.	Please file the distribution agreement with Sekisui as an exhibit or tell us why you don’t believe it’s necessary.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the distribution agreement with Sekisui as an exhibit to the Amended Registration Statement.

Background of the Transaction, page 93

3.	We note your disclosure that, beginning on October 7, 2019, Ritter management consulted with certain members of the Ritter Board on two occasions and following such consultations, selected a subset of candidates to progress to in-person presentations and to receive an initial draft of a letter of intent, respectively. Please disclose which members of the Ritter Board were consulted on both occasions and what criteria was used to determine the two subsets of candidates.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

4.	We note your disclosure that members of the Transaction Committee received copies of the full proposals submitted by Party B, Party C and Party D and a summary of each of the 13 proposals submitted to AGP, including Qualigen’s proposal, on October 26, 2019. Please disclose who determined to provide full copies of only three proposals and how that determination was made.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

Securities and Exchange Commission
March 13, 2020

5.	We note your disclosure that the Transaction Committee directed Ritter management to continue to explore a potential transaction with each of Qualigen and Parties A, B, C, D, E and F on October 30, 2019, but Qualigen was informed that Ritter would be pursing an alternative transaction and would not be pursuing a transaction with Qualigen on November 1, 2019. Please disclose what transpired between October 30, 2019 and November 1, 2019 to change the Transaction Committee’s decision and what factors were considered. Please also revise to disclose the material terms of the bids from Qualigen and Parties A, B, C, D, E and F. To the extent that you have not already done so, please disclose how the material terms of the Qualigen bid were negotiated, including how the deal value, pricing mechanism, exchange ratio and ownership split were negotiated.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

6.	Please disclose what parts of the proposals from Parties B, C and D led the Transaction Committee to determine that Parties B, C and D were the candidates the most likely to have the ability to consummate a merger with Ritter within a compressed timeframe and on terms most likely to maximize shareholder value. Please also discuss whether Ritter considered reaching out to the other parties who submitted proposals to see whether they could make their offers more competitive.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

7.	We note your disclosure that AGP conducted a valuation analysis of each proposal. Please expand your disclosure to describe the analyses performed, including comparables selected for evaluation, the assumptions underlying such analyses and the resulting valuation or valuation range resulting from the analyses.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

Ritter Business, page 151

8.	We note your disclosure on page 39 that Ritter may continue to seek partnering, collaborative or similar strategic arrangements with third parties to develop and commercialize RP-G28 either as a prescription drug or OTC product or as a dietary supplement if the merger is not completed. Please disclose in this section if the combined company has any plans for RP-G28 if the merger is completed.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to explain that the combined company does not intend to continue the clinical development of RP-G28 and will look to sell, license or transfer the RP-G28 assets.

Securities and Exchange Commission
March 13, 2020

9.	Please remove statements in this section that RP-G28 could become the first drug approved by the FDA for the treatment of LI if approved and RP-G28 was expected to have the potential to become the first FDA-approved drug for the reduction of symptoms associated with LI. Since you disclose that all further development efforts for RP-G28 have been suspended, it is not appropriate to make these statements. Please also remove the statement that clinical testing demonstrated that Lactagen was an effective and safe product for reducing symptoms for nearly 80% of the clinical participants who were on Lactagen. Determinations of safety and efficacy are solely within the authority of the FDA, and and it appears that Lactagen never received FDA approval.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to remove these statements.

Galacto-oligosaccharides (GOS), page 153

10.	Please revise Figure 1 on page 154 to better differentiate the control, glucose, GOS1 and GOS2 lines.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included a new Figure 1 in the Amended Registration Statement that better differentiates the control, glucose, GOS1 and GOS2 lines.

Qualigen’s Business

Products and Solutions, page 169

11.	We note your disclosure here that your products have been shown preclinically to have the potential to work together, alone or in combination with other therapies, multiplying their effectiveness. Please remove any reference to effectiveness for product candidates which have yet to receive FDA approval, and please do not refer to such product candidates as “products.” Similarly, please remove any references to increased potency in preclinical studies for ALAN on page 170. Determinations of efficacy are solely within the authority of the FDA.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to remove these statements.

12.	We note references to preclinical studies here and on page 170. To the extent that you reference preclinical data suggestive of the potential of your product candidates, please revise to discuss the studies and present the data supporting your statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

Securities and Exchange Commission
March 13, 2020

Overview, page 169

13.	Please make it clear in this section and in the Products and Solutions section that the only product that is currently commercially available is the FastPack System. Please revise to disclose in this section the current stage of development for each of your product candidates: ALAN, RAS-F3 and STARS.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to clarify that the FastPack System is the only product that is currently commercially available and to provide the other information requested by this comment.

ALAN (AS1411-GNP), page 170

14.	Please revise your disclosure of the ULRF License Agreement and ACT License Agreement to provide the royalty term, the duration of the agreement and the termination provisions. We also note your disclosure that Qualigen has agreed to pay ULRF and ACT payments ranging from $100,000 to $5,000,000 upon the achievement of certain milestones. If $5,000,000 is not the aggregate future milestone payments to be made, please revise your disclosure to include that number. Please also file both license agreements as exhibits or tell us why you don’t believe it’s necessary.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment. The Company has also filed both license agreements as exhibits to the Amended Registration Statement.

Regulatory Strategy, page 171

15.	We note your disclosure that Qualigen has demonstrated success in regulatory affairs, having obtained 17 FDA approvals and 19 CE-Marks for its products to date. Please revise to disclose for which products these approvals and marks have been received and that Qualigen has never received FDA or other regulatory approval for a drug candidate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

16.	We note your disclosure that your strategy for ALAN will not require Phase 3 trials. Please disclose your basis for this statement and that there is no guarantee that the FDA will not require you to conduct Phase 3 trials for ALAN.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment and to clarify that there is no guarantee that the FDA will not require Qualigen, Inc. (“Qualigen”) to conduct Phase 3 trials for ALAN.

Securities and Exchange Commission
March 13, 2020

Intellectual Property, page 173

17.	Please revise to disclose the specific products, product groups and technologies to which your patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

Qualigen Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 193

18.	Tell us whether you track any of your R&D costs incurred by program area. If so, tell us your consideration given for disclosing a breakdown of this information in your filing to provide additional context to your R&D activities. If not, tell us your consideration for disclosing the fact that you do not track these costs by pipeline program area and for providing other quantitative or qualitative disclosure that provides transparency as to the types of costs incurred and concentrations of effort expended.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Qualigen does track R&D costs incurred by program area and the Company has revised its disclosures in the Amended Registration Statement to provide the information requested by this comment.

19.	Revise your MD&A to address the following:

●	Discuss the fluctuations in your cost of goods sold, both in terms of dollars as well as percentage of product sales.

●	Discuss the extent to which the amounts were affected by changes in your inventory reserves.

●	Discuss the reasons for the significant reserves against your inventory, as well as the reasons for the changes in the reserves between periods.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Unaudited Pro Forma Condensed Combined Balance Sheet, page 208

Securities and Exchange Commission
March 13, 2020

20.	Given that you have determined that Qualigen is the accounting acquirer, revise your pro forma presentations to start with the Qualigen historical financial statements as the first column, basing the presentation on the periods presented for Qualigen.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the pro forma presentations in the Amended Registration Statement to start with the Qualigen historical financial statements as the first column, basing the presentation on the periods presented for Qualigen.

21.	Please revise to address the following regarding your footnotes:

●	We note your footnotes here on page 208 as well as different footnote descriptions on page 215 which appear to be referring to the same adjustments. Revise to provide a comprehensive footnote description that more clearly addresses each adjustment.

●	Revise to ensure that your adjustments are self-balancing and that you disclose an amount or amounts for each of your adjustments as part of your description, providing sufficient detail so as to allow the reader to recalculate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the footnotes to the unaudited pro forma condensed combined financial statements to provide a comprehensive description for each adjustment and to disclose the amounts and details of each adjustment. Please refer to Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement.

22.	Please address the following regarding adjustment K:

●	Revise to clearly explain how the $37,989,079 amount was determined.

●	Revise to disclose the transaction reflected in adjustment K in greater detail.

●	Explain to us the basis for your pro forma adjustments for this amount.

●	Tell us how you determined that there is no ongoing income statement effect from the financing that would warrant adjustment in your pro forma income statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the pro forma adjustment for the Pre-Closing Qualigen Financing pursuant to the Finance Commitment Letter dated January 15, 2020, as amended. Please refer to adjustment (e) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement.

The Financing Commitment Letter provides that, for the commitment to fund the Pre-Closing Qualigen Financing, the investor will receive a commitment fee from Qualigen equivalent to 5% of the issued and outstanding Ritter common stock as of immediately after the Closing on a fully diluted basis. Such commitment fee will be paid in Qualigen Series Alpha preferred stock and will be exchanged in the merger for Ritter Series Alpha preferred stock. Based on a preliminary evaluation of the Series Alpha preferred stock, the Series Alpha preferred stock is not a liability within the scope of ASC 480 and is not classified as temporary equity based on the guidance in ASC 480-10-S99. As such, the share-settled 5% fee is recognized net in equity and therefore do not require adjustment in the unaudited pro forma condensed combined income statements.

The warrants to be issued to the investor are classified in equity based on a preliminary determination that the exercise features and other terms of the warrants are indexed to Qualigen’s own stock and classified in stockholders’ equity and therefore do not require adjustment in the unaudited pro forma condensed combined income statements.

23.	Please explain to us the basis for your pro forma additional paid-in capital methodology and the underlying adjustments. For example, explain why you include both Ritter and Qualigen’s additional paid-in capital as part of the pro forma combined. Explain why Ritter’s additional paid-in capital is not eliminated.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement. Ritter’s additional paid-in capital has been eliminated in adjustment (b) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement.

Securities and Exchange Commission
March 13, 2020

24.	Please explain to us the basis for your pro forma accumulated deficit amount and the underlying adjustments. For example, explain why you include Ritter’s accumulated deficit as part of the pro forma combined, and adjustments F and L. Explain why Ritter’s accumulated deficit is not eliminated.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement. Ritter’s accumulated deficit has been eliminated in adjustment (b) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 209

25.	Pro forma weighted average common shares outstanding on a combined basis should retroactively reflect the recapitalization and related transactions (e.g., conversion of preferred stock and convertible notes from the beginning of the periods presented or the date of issuance if later). Accordingly, please provide pro forma shares outstanding to reflect the recapitalization and related transactions, and include a tabular reconciliation of the amount in the notes.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the pro forma combined weighted average common shares outstanding to reflect the recapitalization and related transactions. Please refer to adjustment (j) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement for the tabular reconciliation supporting the amount of the pro forma combined weighted average common shares outstanding.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

1. Description of Transaction, page 212

26.	Please address the following regarding the 5% commitment fee and the 7.5% advisory fee:

●	Revise to disclose how you will account for these fees, and provide the related amounts.

●	Explain to us the basis for your accounting for these fees, referencing the accounting literature on which you relied.

●	Tell us how you determined whether to give pro forma effect to these fees in your pro forma presentations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that:

●	The 5% commitment fee is related to the Pre-Closing Qualigen Financing, which is addressed in our response to comment #22, above.

●	The consulting agreement that called for the 7.5% advisory fee was amended subsequent to our filing of the Registration Statement. The unaudited pro forma condensed combined financial statements included in the Amended Registration Statement have been revised to disclose the amount of the advisory fee and disclose how we account for the advisory fee. Please refer to adjustment (h) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement.

Under the amended consulting agreement, Qualigen has agreed to issue to the advisor a number of shares of the Qualigen common stock equivalent to 4.5% of the issued and outstanding Ritter common stock as of immediately after the closing of the Merger on a fully diluted basis and five-year Qualigen common stock warrants exercisable for a number of shares of Qualigen common stock that will represent, after assumption of the warrants by Ritter in the merger and adjustments of the warrants to reflect the Exchange Ratio, warrants to purchase a number of shares of Ritter common stock that is, as of immediately after the merger, 3% of Ritter’s fully-diluted common stock. The warrants will be exercisable 183 days after the Merger and such warrants shall have an initial exercise price per share equal to the exercise price in the warrants issued in the Pre-merger financing.

The warrants to be issued to the advisor are a performance award and will vest upon closing of the merger. The estimated fair value of the warrants are recognized in accordance with ASC 718, Stock Based Compensation, as amended by ASU 2018-07 and are classified in equity based on a preliminary determination that the exercise features and other terms of the warrants are indexed to Qualigen’s own stock and classified in stockholders’ equity in accordance with ASC 815-40, Contracts in Entity’s Own Equity. The unaudited pro forma condensed combined financial statements included in the Amended Registration Statement have been revised to recognize the advisory fees as non-employee compensation cost, based on the estimated fair value of the Qualigen common stock and common stock warrants to be issued the advisor, with a pro forma adjustment to accumulated deficit. The fair value of Qualigen common stock and common stock warrants is based upon the valuation of the combined company utilized in the Pre-merger financing of $16.0 million. Please refer to adjustment (h) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement.

2. Basis of Presentation, page 213

27.	Please address the following:

●	You disclose throughout your document that you determined to apply reverse recapitalization accounting for the merger. However, you disclose on page 207 that you will account for the merger as a reverse acquisition, recognizing intangibles. Please revise to reconcile this apparent inconsistency.

Securities and Exchange Commission
March 13, 2020

●	In light of the fact that Ritter Pharmaceuticals, Inc. was an operating company for the periods presented and not a shell company, explain to us how you determined recapitalization accounting for your transaction is appropriate.

●	As part of your response, explain how you considered the business combination accounting guidance in ASC 805 and determined that it was not applicable to your situation.

●	Specifically address how you considered that the contingent value rights agreement discussed on page 129 seems to imply that the legacy business of Ritter still has some value and continuity.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the unaudited pro forma condensed combined financial statements to describe the merger as a reverse recapitalization.

Ritter’s recognized assets currently consist primarily of cash and cash equivalents and prepaid expenses. RP-G28, Ritter’s intellectual property (RP-G28), has no recognized carrying value on Ritter’s books and management of the combined Company (Qualigen) has no plans to further develop RP-G28 when the proposed merger is completed. It is expected that immediately prior to closing the merger, Ritter will have minimal prepaids and cash, after settling its existing payables from past operations and from the merger transaction.

Ritter does not meet the SEC’s definition of a shell company because it had significant pre-combination assets and/or activities. However, Ritter will have nominal assets upon closing of the merger and ceased having future operating prospects in September 2019, when Ritter’s Phase 3 clinical trial of RP-G28 for lactose intolerance failed to demonstrate statistical significance in its pre-specified primary and secondary endpoints.

Ritter is not a business in accordance with ASC 805-10-55-5A, as substantially all of the asset fair value of Ritter, upon closing of the proposed merger, will be concentrated in a single asset group (corporate assets consisting of prepaids and a right-of-use asset). Ritter also does not meet the definition of a business in ASC 805-10-55-4. The nominal acquired assets do not include an organized workforce or other substantive processes. Qualigen is not acquiring any productive assets and is not acquiring any signficant contracts, other than the single lease on Ritter’s corporate office space. Ritter ceased further development efforts of its intellectual property in September 2019, when Ritter’s Phase 3 clinical trial of RP-G28 for lactose intolerance failed to demonstrate statistical significance in its pre-specified primary and secondary endpoints. Any significant payments to CVR holders are expected to be remote.

Section 9.015 of KPMG’s Handbook, Business Combinations, July 2019 provides the following guidance that is relevant to this proposed merger: “Even if a public company does not meet the SEC’s definition of a shell company, the public company may have little to no assets (other than cash or cash equivalents) or activities by the time the reverse acquisition is consummated. If the public company's assets or activities just prior to the reverse acquisition meet the definition of a business, and the private company is the acquirer for accounting purposes, the transaction constitutes a business combination. However, if the assets and activities of the public company are not sufficient to meet the definition of a business, and the private company is the acquirer for accounting purposes, the accounting acquirer would account for this transaction as the acquisition of a group of assets.” In an asset acquisition, the assets acquired and liabilities assumed are recognized at fair value and no goodwill is recognized. Since Ritter’s assets will have nominal value upon closing of the merger, Qualigen recognizes the asset acquisition as a reverse recapitalization. Qualigen will credit equity for the fair value of the net monetary assets of Ritter. Costs directly related to this transaction will be charged to equity only to the extent of cash received, while all costs in excess of cash received will be charged to expense.

The proposed CVR agreement does not imply that the legacy business of Ritter still has some value and continuity upon close of the merger. The RP-G28 intellectual property is not considered to have any significant value by Qualigen and Qualigen’s management has no plans to further develop RP-G28 if the merger is completed. Qualigen will not assign any value to RP-G28 or the CVR in recording the transaction.

Securities and Exchange Commission
March 13, 2020

28.	Please explain to us why Ritter’s estimated transaction costs are part of the purchase price.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement. Ritter’s estimated transaction costs are recognized in pro forma combined accumulated deficit. In a reverse recapitalization, costs directly related to the transaction are charged to equity only to the extent of cash received, while all costs in excess of cash received are charged to expense. Ritter’s cash balance is estimated to be de minimus at the closing date. Please refer to adjustment (d) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement.

29.	Please disclose how the contingent value rights (CVRs) will be accounted for as part of the recapitalization transaction, and on a go forward basis. Tell us the accounting guidance on which you relied.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the CVRs are not given any recognition in the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement. Qualigen will not assign any value to RP-G28, the intellectual property linked to the CVR, and thus will not recognize a liability for the CVR.

4. Adjustments to Unaudted Pro Forma Combined Financial Statements, page 215

30.	Please explain to us why you do not show the pro forma impact from the reverse stock split.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement to reflect the impact, estimated to be one-for-25, of the proposed Ritter Reverse Stock Split.

Principal Stockholders of Qualigen, page 228

31.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Sekisui Diagnostics, LLC and Alpha Capital Anstalt.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

Securities and Exchange Commission
March 13, 2020

Principal Stockholders of Combined Company, page 232

32.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by GreenBlock Capital LLC.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement to provide the information requested by this comment.

Index to Qualigen, Inc. Consolidated Financial Statements, page F-34

33.	We note that you have not provided audited financial statements for Qualigen, Inc. Please revise to provide audited financial statements as required. Refer to Item 17 of Form S-4.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included audited financial statements for Qualigen in the Amended Registration Statement.

Annual Financial Statements of Qualigen, Inc.

Notes to Financial Statements

General, page F-39

34.	Please provide the entity-wide disclosures required by ASC 280-10-50-40 through 50-42.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Annual Financial Statements of Qualigen included in the Amended Registration Statement have been revised to provide the information requested by this comment.

1. Organization and Summary of Significant Accounting Policies

Net Product Sales, page F-41

35.	As part of your disclosure, please describe your distributor allowances and how you determine an estimate of the allowance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Annual Financial Statements of Qualigen included in the Amended Registration Statement have been revised to provide the information requested by this comment.

Multiple Element Arrangements, page F-42

36.	Your accounting policy for the allocation of arrangement consideration refers to “relative fair value basis” here and “relative selling price” under Revenue Recognition, above. Please ensure that your wording is consistent and confirms your compliance with ASC 605-25-55-3 and ASC 605-25-15-3A(b).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Annual Financial Statements of Qualigen included in the Amended Registration Statement have been revised to address this comment.

Securities and Exchange Commission
March 13, 2020

37.	Your determination of selling price using VSOE is not clear as you refer to the current sales prices “as if they were sold separately.” Please clarify your policy so that it is consistent with ASC 605-25-30-6A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Annual Financial Statements of Qualigen included in the Amended Registration Statement have been revised to address this comment.

Research and Licenses, page F-42

38.	Please explain to us how you determined that amounts received from your various agreements should be characterized as revenue on the statements of operations, and not, for example, a reimbursement of costs presented net.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, after an evaluation of the facts and circumstances of each agreement, we concluded that the agreements are within the scope of ASC 808-10. Based on the guidance in ASC 808-10-55, we determined that the parties from which we received collaborative payments qualified as customers and the activities that we performed under the agreements represented distinct services to these parties. The services provided were an output of our ordinary activities in exchange for consideration. Therefore, the amounts received were characterized as revenue instead of as a reimbursement of costs presented net, and we applied the revenue recognition criteria in SAB104 (Topic 605) since we have not yet adopted ASC 606.

39.	Please revise your disclosure to address how you account for research revenue when there is a possibility of contingent payments related to unsuccessful research and development activities, as referred to on page F-46. Provide us additional analysis to support your accounting for research revenue and identify the accounting literature you are relying upon.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Annual Financial Statements of Qualigen included in the Amended Registration Statement have been revised to provide the information requested by this comment.

New Accounting Pronouncments, page F-45

40.	You disclose that ASC 606 is effective for you for annual reporting periods beginning after December 15, 2019, including interim periods therein. Please clarify how you made this determination and how you considered the guidance in ASC 606-10-65-1(b).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Annual Financial Statements of Qualigen included in the Amended Registration Statement have been revised to clarify the effective date of ASC 606 for the Company. ASC 606 is effective for the Company for annual reporting periods beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. Since Qualigen’s fiscal year ends on March 31, and the combined company will have emerging growth status after the proposed merger, the combined company will adopt ASC 606 as of March 31, 2020.

Securities and Exchange Commission
March 13, 2020

5. Equipment held for Lease, net, page F-47

41.	Please provide us your analysis of the lease classification criteria under ASC 840-10-25-1, 840-10-25-42 and 25-43 for the leases in your multiple element arrangements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that under Qualigen’s multiple element arrangements, per ASC 840-10-25, Qualigen classifies its leases as operating leases. The arrangements do not meet any of the criteria for classification as a sales-type or direct financing lease. The leases do not involve a third-party creditor for financing, therefore they are not leveraged leases. Therefore, Qualigen recognizes lease income over the term of the lease.

12. License Agreements, page F-51

42.	For your various agreements where you might be required to make future sponsored research payments, milestone payments, funding payments, and royalty payments, please separately disclose possible future payments or range of payments, as well as royalty percentages. In addition, describe the milestones related to the milestone payments.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Annual Financial Statements of Qualigen included in the Amended Registration Statement have been revised to provide the information requested by this comment.

43.	Please disclose details of the contingent payments related to the partnership with Sekisui, as referred to on page F-46.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Annual Financial Statements of Qualigen included in the Amended Registration Statement have been revised to provide the information requested by this comment.

Interim Financial Statements of Qualigen, Inc.

Balance Sheets, page F-62

44.	Rather than presenting the balance sheet for the end of prior period dated December 31, 2018, please revise to present the balance sheet as of March 31, 2019, representing the end of the most recent annual period. Refer to Rule 8-03 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Annual Financial Statements of Qualigen included in the Amended Registration Statement have been revised to address this comment.

12. License Agreements, page F-78

45.	You disclose here and on page 193 that as of December 31, 2019 you have a payment obligation due to Sekisui related to your agreement. Please explain to us in further detail the reason for this payment obligation. In addition, you refer to $7.2 million in future financing. Clarify your disclosure to more clearly identify the party that is providing the funds and the party that is receiving the funds, and the amount that has been provided to date.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Annual Financial Statements of Qualigen included in the Amended Registration Statement have been revised to provide the information requested by this comment.

Securities and Exchange Commission
March 13, 2020

Consent of Independent Registered Public Accounting Firm, page II-7

46.	Please have your auditor correct the report date contained in the accountants’ consent.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the report date in the accountants’ consent has been corrected in the Amended Registration Statement.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0216.

Sincerely,

/s/ Wendy Grasso
Wendy Grasso

cc: Andrew J. Ritter, CEO of Ritter Pharmaceuticals, Inc.